SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 10)

NATHAN’S FAMOUS, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

632347100

(CUSIP Number)

Nancy D. Lieberman
Farrell Fritz, P.C.
1320 RexCorp Plaza
Uniondale, New York 11556
(516) 227-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 pages)

SCHEDULE 13D

CUSIP No.     632347100             Page      2      of       5       Pages

1	Names of Reporting Persons Howard M. Lorber
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 891,600
	8	Shared Voting Power 0
	9	Sole Dispositive Power 891,600
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 966,600
12	Check Box if the Aggregate Amount in Row (11) excludes Certain Shares (see instructions) □
13	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person (see instructions) IN

Item 1.  Security and Issuer.

The undersigned hereby amends the Schedule 13D filing dated January 27, 1997 (the “Initial Filing”) as previously amended (as so amended, together with the Initial Filing, the “Schedule 13D”) with regard to the shares of Common Stock, par value $.01 per share (the “Shares”), of Nathan’s Famous, Inc. (the “Issuer”), a corporation organized under the laws of the State of Delaware, with its principal executive offices located at 1400 Old Country Road, Westbury, NY 11590.

Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

This Amendment No. 10 shall be deemed to add disclosure to Item 4 and amend and restate in its entirety Item 5 of the Schedule 13D.

The primary purpose of amending the Schedule 13D is to reflect the vesting of 10,000 Shares of restricted stock beneficially owned by the undersigned, which Shares of restricted stock were granted to Mr. Lorber on February 3, 2005.

This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 3, 2009, Mr. Lorber’s rights to an additional 10,000 Shares of restricted stock became vested in accordance with the terms of the initial grant to him of 50,000 Shares of restricted stock made on February 3, 2005.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

Item 5 (a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned Mr. Lorber is based upon 5,715,890 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2009 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 28, 2008, filed with the Securities and Exchange Commission on February 6, 2009.

As of the close of business on February 3, 2009, Mr. Lorber beneficially owns 966,600 Shares, representing 16.2% of the issued and outstanding Shares, which includes (a) all of the 50,000 restricted shares owned by him, (b) options exercisable within 60 days to purchase an aggregate 260,000 Shares and (c) 75,000 Shares owned by the Howard M. Lorber Irrevocable Trust (“Trust”). Mr. Lorber disclaims beneficial ownership of the Shares owned by the Trust. The foregoing does not include options to purchase 15,000 Shares that are not exercisable within the next 60 days.

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Item 5(b) is hereby amended and restated as follows:

Mr. Lorber has sole power to dispose or direct the disposition of 891,600 Shares beneficially owned directly by him, which amount does not include the 75,000 shares owned by the Trust.  Mr. Lorber has sole power to vote or direct the vote of 891,600 Shares beneficially owned directly by him, including the 50,000 restricted Shares owned by him and the 260,000 Shares underlying the options owned by him which Shares are not yet issued and entitled to vote, but excluding the 75,000 shares beneficially owned by the Trust.

Item 5(c) is hereby amended to add the following:

Since December 5, 2008, Mr. Lorber’s rights to an additional 10,000 Shares of restricted stock became vested in accordance with the terms of the initial grant to him of 50,000 Shares of restricted stock made on February 3, 2005.

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Signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

February 6, 2009

Date

/s/ Howard M. Lorber

Signature

Howard M. Lorber

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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